

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com



April 19, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of continuation of the rating on the bonds

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

dlw 4/25

April 18, 2005

Issuer: Belluna Co., Ltd. (securities code no.: 9997)

JCR has affirmed the BBB+ rating on the bonds of the issuer.

Issues	Amount(bn)	Issue Date	Due Date	Coupon
bonds no.1	Y5	Dec. 20, 2000	Dec. 20, 2005	2.06%
callable convertible bonds no.2	Y5	Apr. 15, 2002	Mar. 30, 2007	0.2%

<Rationale>

Belluna is a mail-order sales through catalogs company. It has been performing well in the face of polarization in the industry, targeting working women in their 40s and 50s living in middle-sized cities. However, there is a sign of drop in profitability of the mainline catalog business. Belluna plans to increase both the revenue and profit for fiscal 2005 ending March 31, 2006, following fiscal 2004 in a row. Business climate of catalog business will have significant impact on the performance for fiscal 2005. There is no large-scale capital spending plan for the near future. Therefore, the sound financial structure will be retained in the future. Outlook for the rating is stable.